

August 19, 2011

Via E-mail
George Putnam
President and Chief Executive Officer
EMC Metals Corp.
11th Floor – 888 Dunsmuir Street
Vancouver, BC, Canada

     **Re:**   **EMC Metals Corp.**
             **Amendment No. 1 to Registration Statement on Form 10**
             **Filed July 22, 2011**
             **File No. 0-54416**

Dear Mr. Putnam:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10/A1 filed July 22, 2011

Directors and Executive Officers, page 41

1.     We reissue prior comment 8 from our letter to you dated June 21, 2011.  Notwithstanding your response, substantial gaps or ambiguities with regard to time remain in the five-year sketches and tabular entries for Messrs. Putnam, Wolfus, and Thompson.  Revise to specify for the five-year period for each person the month and year each listed position began and ended and to discuss all material positions held during that time.

Financial Statements for the year ended December 31, 2010

Note 12 – Deferred Income taxes, page F-14

2.      We note your response to prior comment 15 indicating that the income tax benefit that you recorded for the year ended December 31, 2009 was a "result of increased non-capital losses that the company was able to offset against previously recorded FIT expenses."  As you have not yet generated revenues from operations and incurred significant losses since inception, please explain how you generated taxable income to trigger FIT expense recognition in prior periods.  In addition, please also clarify what you mean by the term "non-capital losses."

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Craig Arakawa at (202) 551- 3650 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  Please contact Douglas Brown at (202) 551-3265, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker *for*

                                        H. Roger Schwall
                                        Assistant Director

cc:     Via E-mail
        Edward Mayerhofer